SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              ----------------------------------------------------

                                  SCHEDULE 13D

                               (Amendment No. 19)

                    Under the Securities Exchange Act of 1934


                        SPELLING ENTERTAINMENT GROUP INC.
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                   847807 10 4
                                 (CUSIP Number)

                            Michael D. Fricklas, Esq.
                                   Viacom Inc.
                                  1515 Broadway
                            New York, New York 10036
                            Telephone: (212) 258-6000

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                November 11, 1997
             (Date of Event which Requires Filing of this Statement)
        -----------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|. Check the following box if a fee is being paid with this statement |_|.

CUSIP No. 847807 10 4

(1)       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
                              SEGI HOLDING COMPANY
          ----------------------------------------------------------------------
                      I.R.S. Identification No. 65-0418084
          ----------------------------------------------------------------------

(2)       Check the Appropriate Box if a Member of Group (See Instructions)
          |_|  (a)
                    ------------------------------------------------------------
          |_|  (b)
                    ------------------------------------------------------------

(3)       SEC Use Only
                         -------------------------------------------------------


(4)       Sources of Funds (See Instructions)          WC
                                             -----------------------------------


(5)       Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)
                                        ----------------------------------------

(6)       Citizenship or Place of Organization         Delaware
                                               ---------------------------------

______________
Number of           (7)  Sole Voting Power
Shares                                            ------------------------------
Beneficially        (8)  Shared Voting Power           74,171,350
Owned by                                          ------------------------------
Each                (9)  Sole Dispositive Power
Reporting                                         ------------------------------
Person With         (10) Shared Dispositive Power      74,171,350
______________                                    ------------------------------


(11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                                   74,171,350
          ----------------------------------------------------------------------

(12)      Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)
                                   ---------------------------------------------

(13)      Percent of Class Represented by Amount in Row (11)
               Approximately 80.46% (including shares underlying currently
          ----------------------------------------------------------------------
                                    exercisable warrants)
          ----------------------------------------------------------------------

(14)      Type of Reporting Person (See Instructions)       CO
                                                    ----------------------------

CUSIP No. 847807 10 4

(1)       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
                                   VIACOM INC.
          ----------------------------------------------------------------------
                      I.R.S. Identification No. 04-2949533
          ----------------------------------------------------------------------

(2)       Check the Appropriate Box if a Member of Group (See Instructions)
          |_|  (a)
                    ------------------------------------------------------------
          |_|  (b)
                    ------------------------------------------------------------

(3)       SEC Use Only
                         -------------------------------------------------------


(4)       Sources of Funds (See Instructions)          WC
                                             -----------------------------------


(5)       Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)
                                        ----------------------------------------

(6)       Citizenship or Place of Organization         Delaware
                                               ---------------------------------

______________
Number of           (7)  Sole Voting Power
Shares                                            ------------------------------
Beneficially        (8)  Shared Voting Power           74,171,350
Owned by                                          ------------------------------
Each                (9)  Sole Dispositive Power
Reporting                                         ------------------------------
Person With         (10) Shared Dispositive Power      74,171,350
______________                                    ------------------------------


(11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                                   74,171,350
          ----------------------------------------------------------------------

(12)      Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)
                                   ---------------------------------------------

(13)      Percent of Class Represented by Amount in Row (11)
               Approximately 80.46% (including shares underlying currently
          ----------------------------------------------------------------------
                                    exercisable warrants)
          ----------------------------------------------------------------------

(14)      Type of Reporting Person (See Instructions)       CO
                                                    ----------------------------

CUSIP No. 847807 10 4

(1)       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
                              SUMNER M. REDSTONE
          ----------------------------------------------------------------------
                      I.R.S. Identification No.
          ----------------------------------------------------------------------

(2)       Check the Appropriate Box if a Member of Group (See Instructions)
          |_|  (a)
                    ------------------------------------------------------------
          |_|  (b)
                    ------------------------------------------------------------

(3)       SEC Use Only
                         -------------------------------------------------------


(4)       Sources of Funds (See Instructions)          WC
                                             -----------------------------------


(5)       Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)
                                        ----------------------------------------

(6)       Citizenship or Place of Organization         United States
                                               ---------------------------------

______________
Number of           (7)  Sole Voting Power
Shares                                            ------------------------------
Beneficially        (8)  Shared Voting Power           74,171,350
Owned by                                          ------------------------------
Each                (9)  Sole Dispositive Power
Reporting                                         ------------------------------
Person With         (10) Shared Dispositive Power      74,171,350
______________                                    ------------------------------


(11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                                   74,171,350
          ----------------------------------------------------------------------

(12)      Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)
                                   ---------------------------------------------

(13)      Percent of Class Represented by Amount in Row (11)
               Approximately 80.46% (including shares underlying currently
          ----------------------------------------------------------------------
                                    exercisable warrants)
          ----------------------------------------------------------------------

(14)      Type of Reporting Person (See Instructions)       IN
                                                    ----------------------------

          This Amendment No. 19 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on March 7, 1993 by Blockbuster Entertainment Corporation ("BEC"), Blockbuster Pictures Holding Corporation ("Holdings"), SEGI Holding Company ("SEGI") and Repinvesco, Inc. ("REPI"), as amended (the "Statement"). This Amendment No. 19 is filed with respect to the shares of common stock, par value $.001 per share (the "Common Stock"), of Spelling Entertainment Group Inc. (the "Issuer"), a Delaware corporation, with its principal executive offices located at 5700 Wilshire Boulevard, Los Angeles, California 90036. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Statement.


Item 3.   Source and Amount of Funds or other Consideration.
          --------------------------------------------------

          Item 3 is hereby amended and supplemented as follows:

          Purchases of Common Stock reported in this Amendment No. 19 were, and any non-material purchases of Common Stock hereafter as described in Item 4 shall be, made using working capital of Viacom International Inc.


Item 4.   Purpose of Transaction.
          -----------------------

          Item 4 is hereby amended and restated in its entirety as follows:

          On April 18, 1997, Viacom Inc. ("Viacom") announced its intention to acquire additional shares of the Issuer's outstanding Common Stock and increase Viacom's ownership to approximately 80%. Viacom acquired shares sufficient to meet this objective on November 11, 1997. The purchase of such additional shares was intended to permit Viacom to consolidate the Issuer's results for tax purposes. Viacom has no plans to increase its ownership beyond approximately 80%.

          Except as described in this Item 4 and as may be necessary from time to time to maintain tax consolidation of the Issuer, the Reporting Persons have no present intention of engaging in any of the transactions listed in clauses
(a) through (j) of Item 4 to Schedule 13D.


Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

          Item 5 is amended and supplemented as follows:

          (a) SEGI HOLDING COMPANY is currently the beneficial owner, with shared dispositive and voting power, of 74,171,350 shares, or approximately 80.46% of the issued and outstanding Common Stock of the Issuer.

          (b) VIACOM INC. is currently the beneficial owner, with shared dispositive and voting power, of 74,171,350 shares, or approximately 80.46% of the issued and outstanding Common Stock of the Issuer.

          (c) MR. SUMNER M. REDSTONE is currently the beneficial owner, with shared dispositive and voting power, of 74,171,350 shares, or approximately 80.46% of the issued and outstanding Common Stock of the Issuer.



Transactions effected since the filing of Amendment No. 18 on October 27, 1997.


      DATE         NO. OF SHARES       PRICE*         WHERE AND HOW EXECUTED

    10/27/97          44,700          $8.8237             Bear, Stearns,
                                                        New York, New York

    10/28/97          28,300          $8.2659                   "

    10/29/97          70,000          $8.4934                   "

    10/30/97          81,000          $8.9137                   "

     11/4/97          13,500          $8.7662                   "

     11/5/97          54,000          $8.9516                   "

     11/6/97           2,400          $8.9089                   "

     11/7/97           1,500          $8.0625                   "

    11/10/97          22,900          $8.3725                   "

    11/11/97          71,800          $8.5517                   "

    11/11/97         100,000          $8.6250            Private Purchase,
                                                        New York, New York

    11/12/97           2,900          $8.6250             Bear, Stearns,
                                                        New York, New York

 *Price indicated is weighted average price of each day's aggregated purchases.

                  All of the above transactions were purchases.


Item 7.   Material to be filed as Exhibits.
          -------------------------------

          99.1      Agreement among SEGI Holding Company, Viacom Inc. and Sumner
                    M. Redstone pursuant to Rule 13d-1(f)(1)(iii).

Signature
- ---------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


November 13, 1997                            SEGI HOLDING COMPANY


                                             By:  \S\  Michael D. Fricklas
                                                  ------------------------------
                                                  Name:  Michael D. Fricklas
                                                  Title: Senior Vice President

Signature
- ---------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


November 13, 1997                            VIACOM INC.


                                             By:  \S\  Michael D. Fricklas
                                                  ------------------------------
                                                  Name:  Michael D. Fricklas
                                                  Title: Senior Vice President,
                                                         Deputy General Counsel

Signature
- ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



November 13, 1997                            By:               *
                                                  ------------------------------
                                                  Sumner M. Redstone,
                                                  Individually





*By: \S\  Philippe P. Dauman
     -------------------------
     Philippe P. Dauman
     Attorney-in-Fact under the
     Limited Power of Attorney
     filed as Exhibit 99.2 to the
     Statement, Amendment No. 11

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.         Description
- -----------         -----------

     99.1 Agreement among SEGI Holding Company, Viacom Inc. and Sumner M. Redstone pursuant to Rule 13d-1(f)(1)(iii).